As filed with the Securities and Exchange Commission on June 29, 2005



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 11-K



                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One):

     |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


For the fiscal year ended December 31, 2004.

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934.

            For the transition period from __________ to ___________

                        Commission file number 000-16977

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Stolt-Nielsen Inc. Retirement Savings Plan, c/o Stolt-Nielsen Inc., 8 Sound Shore Drive, P.O. Box 2300, Greenwich, Connecticut 06836.

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Stolt-Nielsen S.A., c/o Stolt-Nielsen Ltd., Aldwych House, 71-91 Aldwych, London WC2B 4HN, England.


STOLT-NIELSEN INC. RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                                 Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                            1

FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003                              2

     Statement of Changes in Net Assets Available for Benefits for the
        Year Ended December 31, 2004                                                                               3

     Notes to Financial Statements                                                                               4-8



SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
        as of December 31, 2004                                                                                    9


 All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees and Participants of the
Stolt-Nielsen Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Stolt-Nielsen Inc. Retirement Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004, is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.



/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Stamford, CT
June 24, 2005

STOLT-NIELSEN INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31. 2004 AND 2003
--------------------------------------------------------------------------------

                                                 2004                   2003

ASSETS:
  Investments at fair value                  $34,693,294             $29,575,778
                                             -----------             -----------


  Receivables:
  Employer contributions                               -                  37,713
  Participant contributions                            -                  50,887
  Interest and dividends                          10,671                   8,008
                                             -----------             -----------


      Total receivables                           10,671                  96,608
                                             -----------             -----------

NET ASSETS AVAILABLE FOR BENEFITS            $34,703,965             $29,672,386
                                             ===========             ===========


See notes to financial statements.

STOLT-NIELSEN INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


ADDITIONS:
  Contributions:
  Employer contributions                                            $ 1,148,860
  Participant contributions                                           2.417,632
                                                                    -----------

    Total contributions                                               3,566,492
                                                                    -----------

  Investment income:
  Net appreciation in fair value of investments                       2,728,964
  Interest and dividends                                                628,684
                                                                    -----------

    Net investment income                                             3,357,648
                                                                    -----------


    Total additions                                                   6,924,140
                                                                    -----------


DEDUCTIONS:
  Benefits paid to participants                                       1,884,923
  Administrative expenses                                                 7,638
                                                                    -----------

    Total deductions                                                  1,892,561
                                                                    -----------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                         5,031,579


NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                  29,672,386
                                                                    -----------

  End of year                                                       $34,703,965
                                                                    ===========

See notes to financial statements.

STOLT-NIELSEN INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2004 AND 2003, AND FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


1.   PLAN DESCRIPTION

     The following description of the Stolt-Nielsen Inc. Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     General--The Plan is a defined contribution plan established by Stolt-Nielsen Inc. (the "Employer") under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of all employees who have six consecutive months of service (no minimum number of hours of service are required). The Plan was established on January 1, 1993. Fidelity Investments ("Fidelity"), trustee of the Plan, holds the Plan's investments and executes transactions therein.

     Contributions--Each year, participants may contribute 1% to 60% of their pretax annual compensation, as defined in the Plan, subject to certain IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Certain eligible participants age 50 or older by the end of the calendar year are able to make catch-up contributions up to $3,000 for 2004.

     The Employer matches participant's contributions equal to 100% of the first 3% of eligible compensation contributed to the Plan, with a further match of 50% of participant's contributions for the next 2% of eligible compensation contributed to the Plan.

     Vesting--Effective January 1, 2000, participants are vested immediately in their contributions and any qualified Employer match, as defined, when made, plus actual earnings thereon.

     Payment of Benefits--Upon termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in their account by a lump-sum distribution, at the discretion of the participant for account balances greater than $5,000. Participant withdrawals for hardship prior to termination of employment will be allowed, as defined, subject to a $500 minimum amount.

     Participant Accounts--Individual accounts are maintained for each of the participants to reflect the participant's share of the Plan's income, the Employer's contribution, and the participant's contribution. Allocations of earnings are based on the allocation and performance of investments in the individual participant accounts, as defined.

     Investment Options--Participants direct contributions, including Employer matching contributions, into eight investment options in 1% increments. Participants may change their investment elections daily.

     Participant Loans--Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding loan balance over the previous 12 months or 50% of their account balance. Loan terms range from one to five years or up to 10 years for the purchase of a primary residence. The loans bear interest at a rate commensurate with prevailing rates as determined by the plan administrator. Principal and interest are paid through biweekly payroll deductions. As defined by the Plan, the borrowers' vested account balances are used as collateral for the participant loans.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     Risks and Uncertainties--The Plan utilizes various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the financial statements.

     Investment Valuation and Income Recognition--The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Administrative Expenses--The Employer pays all administrative expenses of the Plan, with the exception of loan maintenance and origination fees, which are paid by the applicable borrower. During 2004, the Employer paid a total of $16,970 in administrative expenses on behalf of the Plan.

     Payment of Benefits--Benefit payments to participants are recorded when paid. There were no amounts allocated to accounts of participants who have elected to withdraw from the Plan, but were not yet been paid as of December 31, 2004 and 2003.

     Excess Contributions Payable--The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.   INVESTMENTS

     Investments that represent 5% or more of the Plan's assets as of December 31, 2004 and 2003 are as follows:

                                                                                            2004                  2003

     GMO US Core Fund                                                                  $9,696,284              $        -
     Spartan U.S. Equity Index Fund                                                     6,427,760               5,456,146
     Fidelity Balanced Fund                                                             4,673,166               4,181,966
     Fidelity Intermediate Bond Fund                                                    2,407,563               2,291,507
     Fidelity Retirement Government Money Market Portfolio Fund                         2,348,333               1,836,830
     Artisan Mid Cap Investment Fund                                                    2,266,430                       -
     Fidelity Magellan Fund                                                                     -               9,588,876
     Fidelity OTC Portfolio Fund                                                                -               2,263,661


     During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value by $2,728,964 as follows:

     Stolt-Nielsen Inc. Stock Fund                         $   936,341
     GMO US Core Fund                                          673,235
     Spartan U.S. Equity Index Fund                            516,670
     Fidelity Balanced Fund                                    284,614
     Artisan Mid Cap Investment Fund                           281,646
     Fidelity Overseas Fund                                    139,619
     Royce Low Priced Stock Fund                                64,073
     Ariel Appreciation Fund                                    46,587
     Fidelity Freedom 2010 Fund                                 17,604
     Fidelity Equity Income Fund                                17,530
     Fidelity Growth Company Fund                               14,333
     Fidelity Freedom 2020 Fund                                 11,105
     Fidelity Freedom 2040 Fund                                  5,812
     Fidelity Freedom 2025 Fund                                  5,200
     Fidelity Freedom 2030 Fund                                  1,408
     Fidelity Freedom 2005 Fund                                    271
     Fidelity Freedom 2000 Fund                                    141
     Fidelity Freedom Income Fund                                  116
     Fidelity Freedom 2015 Fund                                     37
     PIMCO Total Return Fund                                    (2,983)
     Fidelity Intermediate Bond Fund                           (28,690)
     Fidelity Magellan Fund                                    (90,231)
     Fidelity OTC Portfolio Fund                              (165,474)
                                                           ------------

     Net appreciation in fair value of investments         $ 2,728,964
                                                           ===========


4.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated December 5, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. Since participants are fully vested in their accounts, a plan termination would have no effect on their account balances.

6.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     Stolt-Nielsen Inc. is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Stolt-Nielsen Inc. Stock Fund transactions qualify as party-in-interest transactions.

     At December 31, 2004 and 2003, the Plan held 126,550 and 119,341 shares, respectively, of common stock of Stolt-Nielsen S.A., the ultimate parent company of the Employer, with a cost basis of $991,364 and $735,592, respectively. During the year ended December 31, 2004, the Plan did not receive any dividend income from such common stock.

                                     ******

                                                          Employer ID#13-1932470
STOLT-NIELSEN INC. RETIREMENT SAVINGS PLAN
                                                                       Plan #002
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004



(a)                                       (b)                           (c)                              (d)             (e)

                         Indenty of Issue, Borrower, Lessor                 Description                                Current
                                 or Similar Party                           of Investment               Cost             Value

* GMO US Core Fund                                                   Mutual Fund                           **        $ 9,696,284
* Spartan U.S. Equity Index Fund                                     Mutual Fund                           **          6,427,760
* Fidelity Balanced Fund                                             Mutual Fund                           **          4,673,166
* Fidelity Intermediate Bond Fund                                    Mutual Fund                           **          2,407,563
* FMMT Retirement Government Money Market                            Money Market                          **          2,348,333
* Artisan Mid Cap Investment Fund                                    Mutual Fund                           **          2,266,430
* Stolt-Nielsen Inc. Stock Fund                                      Employer Stock                        **          1,585,669
* Fidelity Overseas Fund                                             Mutual Fund                           **          1,408,779
* Royce Low Priced Stock Fund                                        Mutual Fund                           **          1,070,116
* Ariel Appreciation Fund                                            Mutual Fund                           **            506,402
* Fidelity Freedom 2010 Fund                                         Mutual Fund                           **            463,545
* Fidelity Equity Income Fund                                        Mutual Fund                           **            374,885
* Fidelity Freedom 2020 Fund                                         Mutual Fund                           **            261,657
* Fidelity Growth Company Fund                                       Mutual Fund                           **            200,262
* PIMCO Total Return Fund                                            Mutual Fund                           **            142,698
* Fidelity Freedom 2040 Fund                                         Mutual Fund                           **            73, 511
* Fidelity Freedom 2025 Fund                                         Mutual Fund                           **             55,401
* Fidelity Freedom 2030 Fund                                         Mutual Fund                           **             19,509
* Fidelity Freedom Income Fund                                       Mutual Fund                           **              7,924
* Fidelity Freedom 2000 Fund                                         Mutual Fund                           **              7,878
* Fidelity Freedom 2005 Fund                                         Mutual Fund                           **              5,932
* Fidelity Freedom 2015 Fund                                         Mutual Fund                           **              4,750

* Participant Loans                                                  119 loans, maturing through
                                                                     November 14, 2013 at
                                                                     Interest rates of 5.0% to
                                                                     10.5%                                               684,840
                                                                                                                     -----------

  TOTAL INVESTMENTS                                                                                                  $34,693,294
                                                                                                                     ===========

* Permitted party-in-interest

**Cost information is not required for participant-directed investments and, therefore, is not included.


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.



Dated:  June 29, 2005                  STOLT-NIELSEN INC. RETIREMENT
                                       SAVINGS PLAN



                                       /s/ Eileen M. Graham
                                       -----------------------------------------
                                       Eileen M. Graham, Plan Administrator

                                  EXHIBIT INDEX


Exhibit
----------------       ---------------------------------------------------------
Number                                   Description

23.1                   Consent of Independent Registered Public Accounting Firm